UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported):
October 21, 2004

bebe stores, inc.

(Exact name of registrant as specified in its charter)

California	**0-24395**	**94-2450490**
(State or Jurisdiction of Incorporation or Organization)	(Commission File No.)	(IRS Employer Identification Number)

400 Valley Drive
Brisbane, California 94005
(Address of principal executive offices)

Registrant's telephone number, including area code
(415) 715-3900

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing. On October 21, 2004, bebe stores, inc. issued a press release announcing its first quarter fiscal 2005 earnings.

The press release relating to the first quarter fiscal 2005 earnings is attached hereto as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c) Exhibits

99.1.   Press Release dated October 21, 2004.


SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated October 21, 2004

bebe stores, inc.

/s/ Walter Parks

_____

Walter Parks, Chief Financial Officer

Exhibit 99.1

Contact: Walter Parks
        Chief Financial Officer
        bebe stores, inc.
        (415) 715-3900


bebe stores, inc.
Announces Record First Quarter Fiscal Year 2005 Earnings


BRISBANE, CALIF. – October 21, 2004 – bebe stores, inc. (Nasdaq:BEBE) today announced financial results for the first quarter ended October 2, 2004.

Net sales for the first quarter of fiscal 2005 were $103.1 million, up 23.3% from $83.6 million reported for the first quarter a year ago. As previously reported, same store sales for the quarter increased 12.5% compared to an increase of 6.8% in the prior year.

Gross margin as a percentage of net sales increased to 48.6% in the first quarter of fiscal 2005, compared to 46.1% in the first quarter of fiscal 2004. The increase in gross margin as a percentage of net sales from the prior year of 2.5% was primarily the result of favorable occupancy leverage as a result of higher comparable store sales, and improved merchandise margins.

SG&A expenses for the first quarter of fiscal 2005 were $32.5 million, or 31.5% of net sales, compared to $29.3 million, or 35.1% of net sales for the same period of the prior year. The decrease in SG&A expenses as a percent of sales is primarily due to reductions in compensation and increased leverage on fixed expenses as a result of higher comparable store sales.

Operating income for the first quarter of fiscal 2005 increased to $17.6 million or 17.1% of net sales, compared to $9.2 million or 11.0% for the same period of the prior year. Net earnings for the first quarter increased to $11.4 million, compared to $6.0 million for the same period of the prior year. Diluted earnings per share for the first quarter were $0.29 versus $0.15 in the same period of fiscal 2004.

For the second quarter of fiscal 2005, the Company anticipates earnings per share in the range of $0.42 to $0.45 per share, versus $0.35 in the second quarter of fiscal 2004.

bebe stores, inc. will host a conference call on Thursday, October 21, 2004 at 9:30 A.M. Pacific Time to discuss first quarter results. Interested parties are invited to listen to the conference by calling (888) 241-2232. A replay of the call will be available for approximately one week by calling (800) 642-1687 and using the updated passcode "1401064". A link to the audio replay will be available on our web site at www.bebe.com following the conference call.

bebe designs, develops and produces a distinctive line of contemporary women's apparel and accessories, which it markets under the bebe, BEBE SPORT and bebe O brand names. bebe currently operates 202 stores, of which 176 are bebe stores and 26 are BEBE SPORT stores. These stores are located in the United States and Canada. In addition, we have an online store at www.bebe.com.

The statements in this news release, other than the historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. Wherever used, the words "expect," "plan," "anticipate," "believe" and similar expressions identify forward-looking statements. Any such forward-looking statements are subject to risks and uncertainties and the company's future results of operations could differ materially from historical results or current expectations. Some of these risks include, without limitation, miscalculation of the demand for our products, effective management of our growth, decline in comparable store sales performance, ongoing competitive pressures in the apparel industry, changes in the level of consumer spending or preferences in apparel, and/or other factors that may be described in the company's annual report on Form 10-K and/or other filings with the Securities and Exchange Commission. Future economic and industry trends that could potentially impact revenues and profitability are difficult to predict.

bebe stores, inc.
SELECTED BALANCE SHEET DATA
(UNAUDITED)

		Oct. 2, 2004		Sept. 30, 2003
		(Dollars in thousands)		
Assets				
Cash and equivalents	$	185,905	$	148,672
Short-term marketable securities		8,050		2,072
Inventories, net		36,886		30,028
Total current assets		247,657		188,026
Property and equipment, net		63,346		51,155
Long-term marketable securities		7,875		7,875
Total assets	$	323,089	$	251,998
Liabilities and Shareholders' Equity				
Total current liabilities	$	48,373	$	28,488
Total liabilities		67,530		43,078
Total shareholders' equity		255,559		208,920
Total liabilities and shareholders' equity	$	323,089	$	251,998

bebe stores, inc.
STATEMENTS OF OPERATIONS
(UNAUDITED)

		For the Quarter Ended			
		(Dollars in thousands except per share data and store statistics)			
		Oct. 2, 2004	%	Sept. 30, 2003	%
Net sales	$	103,147	100.0 $	83,552	100.0
Cost of sales, including production and occupancy		53,048	51.4	45,052	53.9
Gross profit		50,099	48.6	38,500	46.1
Selling, general and administrative expenses		32,538	31.5	29,292	35.1
Income from operations		17,561	17.1	9,208	11.0
Interest and other income, net		855	0.8	461	0.6
Earnings before income taxes		18,416	17.9	9,669	11.6
Provision for income taxes		6,998	6.8	3,626	4.3
Net earnings	$	11,418	11.1 $	6,043	7.3
Basic earnings per share	$	0.29	$	0.16	
Diluted earnings per share	$	0.29	$	0.15	
Basic weighted average shares outstanding		39,237		38,596	
Diluted weighted average shares outstanding		40,020		39,392	
Number of stores open at beginning of period		199		180	
Number of stores opened during period		3		4	
Number of stores expanded/relocated during period*		2		0	
Number of stores closed during period		0		0	
Number of stores open at end of period		202		184	
Total square footage at end of period (000's)		713		664	

*Expanded/Relocated stores are excluded from comparable store sales for the first year following expansion/relocation.